Exhibit 5

Industry Guide 3 — Return on Equity and Assets Ratios

	For the Year Ended October 2013	For the Year Ended October 2012	For the Year Ended October 2011
Return on Assets	0.99%	0.93%	0.83%
Return on Equity	19.4%	19.3%	18.7%
Dividend Payout Ratio	45%	46%	49%
Equity to Asset Ratio	5.63%	5.39%	5.05%

Results are from Consolidated Financial Statements.